Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

June 28, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Michele M. Anderson

Re:	NextWave Wireless LLC Registration Statement on Form 10 Filed May 1, 2006 File No. 0-51958

Ladies and Gentlemen:

On behalf of our client, NextWave Wireless LLC (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff’s letter dated May 31, 2006, regarding the Registration Statement on Form 10 (the “Registration Statement”) of the Company (File No. 000-51958, together with exhibits thereto).

Set forth below in bold are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

Critical Accounting Policies and Estimates Identifiable Intangible Assets - page 71

1.
According to disclosure in your Form 10, management expects to obtain written consents from a majority of the holders of the company’s limited liability interests, after which the limited liability interests will convert into shares of common stock and the company will become a Delaware corporation. In your response letter, please explain why you do not intend to register the issuance of the common stock to your existing security holders, and tell us whether you believe an exemption or exemptions from registration will be available for the issuance of the shares upon the conversion. If you are relying upon an exemption from registration, please identify the specific exemption and apply it to the facts of this case. Finally, clarify in your response to this comment why you believe that, upon conversion of the LLC interests into common stock, the shares of common stock not held by affiliates of the company will be freely tradable.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

At the time of filing the Form 10 Registration Statement, the Company anticipated that it would effectuate its corporate conversion by simply filing a certificate of conversion with the Delaware Secretary of State. We believe this transaction would have been exempted from registration under the Securities Act by virtue of Section 3(a)(9) of the Act. However, the Company subsequently determined that it would structure the corporate conversion as a reverse triangular merger.

A new holding corporation, NextWave Wireless Inc. (“NWI”), and a new limited liability company subsidiary of NWI (“Merger Sub”) will be formed in Delaware. In order to effect the corporate conversion, the Company will be merged with and into Merger Sub and the Company’s outstanding limited liability company interests will be converted into common stock of NWI. The only asset of NWI immediately after the corporate conversion merger will be the limited liability company interests of the Company, as the surviving entity in the merger.

Per our conversations with the Staff, the Company has amended its Form 10 to include the additional disclosure elements required by Form S-4. After the Company confirms that the Staff has no further comments on the Form 10, NWI will file a registration statement on Form S-4 to register the issuance of its shares in the corporate conversion merger. The S-4 will contain the same disclosure as the Form 10 previously reviewed by the Staff. When the Form S-4 is declared effective, the Company and Merger Sub will consummate the corporate conversion merger and NWI expects to list its shares on Nasdaq. Shortly thereafter, the Company expects to file a Form 15 terminating its Exchange Act reporting obligations.

2.
We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by the Yankee Group. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Also tell us whether any of these reports have been prepared specifically for this filing.

The Company is supplementally providing support for the third-party statements in the Registration Statement according to your request. Certain of the third-party statements contained in the Registration Statement are not publicly available. Where required, the Company has obtained the consents of third parties to the inclusion of their statements in the Registration Statement. None of these reports have been prepared specifically for this filing.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

Summary, page 1

3.
Please revise to decrease the length of your summary. Your summary should provide a clear, concise, balanced, and accurate description of the most material aspects of your business plans and your prior operating history. Much of the disclosure you currently include is too detailed for the summary and is repeated verbatim in the business section. For example, consider eliminating or substantially reducing the extensive discussion of your business strengths and strategy, which is more appropriate for your business section. Also consider reducing the description of the company to a couple of paragraphs summarizing your current business operations and plans for the future. In addition, summarize your lack of operating revenues other than through PacketVideo, a company you acquired relatively recently, and to summarize your other recent acquisitions, such as your purchase of CYGNUS, Inquam Broadband Limited, and “a company that provides enhanced data services” (page 50), as well as your acquisition of part of Hughes Systique.

The section of the Registration Statement titled “Summary” has been revised in response to the Staff’s comment. The Staff is supplementally advised that the Company believes the acquisitions of CYGNUS, Inquam Broadband Limited, the company that provides enhanced data services and part of Hughes Systique are not material to the Company’s business taken as a whole. These acquisitions are no longer separately described in the section of the Registration Statement titled “Business” and are accordingly not referenced in the Summary section.

4.
Provide support for your statement that PacketVideo is “one of the world’s leading providers of embedded multimedia software...,” especially in light of the significant competition PacketVideo faces from companies such as QUALCOMM in offering products such as your embedded software. Also provide us with objective support for your assertion that your network design and operations team is “proven,” or delete this term.

The Company is supplementally providing support for the first statement referred to above and has deleted the second statement in response to the Staff’s comment.

5.
We remind you that your summary should present a balanced picture of your operations. Accordingly, please disclose in your summary your recent emergence from Chapter 11, as well as the degree to which the initial cash contribution of $550 million has diminished as a result of increased debt and the acquisition of PacketVideo, Inquam Broadband, and an interest in Hughes Systique. In addition, considering the risks faced by PacketVideo in competing with cellular phone manufacturers’ internal efforts to develop embedded 3G and 4G compatible software, briefly discuss the significant competition your company faces not only with regard to your existing revenue stream, but also in terms of the revenues you plan to generate via the sale of your planned WiMAX products and services. Furthermore, summarize the significant investment that will be required to develop your WiMAX products and technologies.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

The section of the Registration Statement titled “Summary” has been revised in response to the Staff’s comment. The Company also notes that the section of the Registration Statement titled “Explanatory Note”, which appears prior to the Summary section, prominently discloses that the Company has recently emerged from Chapter 11.

6.
Your document is difficult to understand due to your reliance on defined terms, acronyms and industry jargon. Please generally revise your registration statement to eliminate technical and business jargon from the summary and risk factors sections and to reduce the amount of jargon throughout the rest of the Form 10. For example, the first time your document references terms such as “radio access network,” “local area network,” “network solutions,” “advanced IP core network,” or “advanced back-office system solutions,” the disclosure should clearly define the meaning of those terms so that an ordinary investor would understand their importance.

In addition, please avoid using abbreviations that are for the benefit of the drafter, such as using “QoS” as an abbreviation of “quality of service,” or using “NSG” as an abbreviation for your Network Solutions Group.

The Registration Statement has been revised in response to the Staff’s comment.

Competitive Strengths, page 3

7.
Disclose that many of your licenses, including most of the licenses that will allow you to offer services in the New York City metropolitan area, are leased from third parties. Disclose the duration of those leases, and whether those leases give your company the exclusive right to use that spectrum. Furthermore, clarify whether those licenses that you own have been purchased outright, or instead whether the purchase agreements stipulate that you may instead make periodic payments for that spectrum. We note your disclosure on page F-18 that your company “has agreed to purchase wireless spectrum licenses for $81.6 million, of which $5.4 million has been paid into escrow....” Finally, revise this section, as well as MD&A, to discuss the arrangement with Station 4 under which you will receive the right to use valuable spectrum as long as Station 4 “makes a significant contribution to the major transaction” (page F-23).

The section of the Registration Statement titled “Summary - Competitive Strengths” on page 2 has been revised to clarify that the Company’s licensed spectrum has been acquired outright as well as leased. The Company refers the Staff to the spectrum chart in the section of the Registration Statement titled “Business - Spectrum Portfolio” on page 15, which shows that most of the Company’s licensed spectrum is owned outright.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

The Company has revised the section of the Registration Statement titled “Business - Spectrum Portfolio” on page 15 to add specific information as to the duration of the Company’s spectrum leases where applicable. The Staff is supplementally advised that the Company is not obligated to make periodic payments for the licensed spectrum that it owns outright. The $5.4 million referred to in the Comment above was paid as a pre-closing deposit toward the purchase of certain licensed spectrum.

Please see the Company’s response to Comment 34 for additional clarification relating to the Station 4 agreement.

Item 1. Business, page 6

General

8.
As currently drafted, your business section is replete with detailed explanations of the products and services you plan on offering, but devoid of most of the factual disclosures about your operating subsidiaries required by Item 101 of Regulation S-K. Expand this section to include a narrative description of CYGNUS, Inquam Broadband, and PacketVideo as required by Item 101(c) of Regulation S-K, as well as the general development of those businesses as required by Item 101(a).

The section of the Registration Statement titled “Business” has been revised in response to the Staff’s comment. Please note that CYGNUS and Inquam Broadband do not have significant operations (the historical operations of CYGNUS are now subsumed within the Company’s Advanced Technology Group).

In addition, the Company itself has a limited operating history, as the Company emerged from Chapter 11 on April 13, 2005 with a new wireless technology business plan and no significant assets other than the $550 million in funding obtained as part of the plan of reorganization. The history of the Company’s formation is described in the section of the Registration Statement titled “Business - Our History.”

9.
Please provide the disclosure with regard to revenues derived from various geographic areas, as required by Item 101(d)(1) of Regulation S-K. We note that the company has broken down its revenues by geographic area on page F-17, Note 3.

The Registration Statement has been revised on page 20 in response to the Staff’s comment.

Intellectual Property, page 21

10.	Disclose the duration and effect of the trademarks and licenses that you hold pursuant to Item 101(c)(1)(iv) of Regulation S-K.

The Registration Statement has been revised on pages 21-22 in response to the Staff’s comment.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

Available Information, page 28

11.	Please revise to reference the new street address of the Securities and Exchange Commission: 100 F St. NE, Washington, DC 20549.

The Registration Statement has been revised on page 31 in response to the Staff’s comment.

Risk Factors, page 29

General

12.
Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and results of operations could be adversely affected or harmed. Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

The disclosure in the Risk Factors section of the Registration Statement has been revised in response to the Staff’s comment.

13.
Several of your risk factors discuss risks that appear to be common to many companies. Please endeavor to further tailor the risk factors to your specific circumstances. For example, see “Our ability to keep pace with technological development and innovations...,” on page 35. All companies in the telecommunications industry face rapid technological changes that could make their technology obsolete or cause them to lose market share. Please explain how this risk is a particular risk to you. As another example, you state on page 19 that you do not currently intend to pay dividends on your common stock. Provide more disclosure as to why you consider this a risk or delete the risk factor. As another example, many companies are reliant on key management and personnel, and could be harmed by the loss of key members of management. Please clearly discuss the reasons why your success depends on key management and personnel and why it may be difficult for you to hire and retain technically skilled workers.

The disclosure in the Risk Factors section of the Registration Statement has been revised in response to the Staff’s comment. Please note that the Company has not included a risk factor on the payment of dividends in the Risk Factor section, based on the Company’s evaluation of materiality.

“We may require significant capital to implement our business plan, but we may not be able to obtain additional financing…,” page 32

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

14.
Clarify in this risk factor whether, in light of your recent emergence from Chapter 11, it is likely that you will find it difficult to obtain financing on terms that are comparable to your competitors.

The Company does not believe that it is at a disadvantage in obtaining financing due to the proceedings which resulted in the Company’s successful emergence from Chapter 11. The Company is not subject to any material liabilities resulting from the Chapter 11 proceeding and obtained a Bankruptcy Court order providing a release of pre-confirmation claims pursuant to Section 1141 of the Bankruptcy Code. In addition, the Chapter 11 proceeding resulted in the payment of all creditor claims in full, as well as payments to equity holders, as described in the Form 10. Because the Company does not believe it will have difficulty obtaining financing comparable to that obtainable by its competitors, it has not modified the risk factor disclosure. Please also note that the Company has updated its disclosure to reflect that it has entered into a commitment letter for the private placement of senior secured notes to fund its future spectrum acquisitions.

Risks Related to Our PacketVideo Business, page 32

15.
We note the subheading beginning “Reliance on a limited number of mobile phone and device manufacturers” revenue” on page 33. Please file the contracts with customers that account for 10% or more of your segment revenues as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to do so. Also ensure that the material terms of these agreements, including the termination dates for the agreements, are discussed in the relevant section of the registration statement.

It is the Company’s understanding that in order for a contract to be required to be filed as a material contract, the contract must be both material to the registrant and it must be entered into not in the ordinary course of business. In the ordinary course of its business, PacketVideo enters into contracts for the development and delivery of embedded multimedia software products - this is the means by which PacketVideo sell its technology services and products. Therefore, the PacketVideo customer contracts need not be filed unless they are a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” Item 601(b)(10)(ii)(B).

We respectfully submit that the Company is not substantially dependent on any of PacketVideo’s customer contracts. The Company notes that the revenue produced by the referenced PacketVideo customer agreements is not material to the Company as a whole. The Company is not planning to fund the development of its core WiMAX technology business using revenues of PacketVideo but instead will rely on its own liquidity position.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

Furthermore, as the Company has noted in the Risk Factors section, PacketVideo’s customer contracts are not exclusive and many contain no minimum purchase or royalty payment requirements. The contracts, which are typically entered into on a project-by-project basis, do not in most cases obligate the carriers or manufacturers to market or distribute any of PacketVideo’s applications. In addition, the customers can terminate these agreements early, and in some cases at any time, without cause. While PacketVideo’s significant customer relationships are indeed crucial to its business, there is nothing in the customer contracts that guarantees that these relationships will continue and PacketVideo’s business is not substantially dependent on these contracts. Filing these agreements might mislead investors in that if an investor saw the agreements filed but failed to read the appropriate disclosure, he may assume that the customers had minimum purchase or other beneficial obligations material to NextWave which do not in fact exist.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

16.
Please revise to include a separate discussion in MD&A of the full fiscal year results of operations, liquidity, and capital resources of PacketVideo, CYGNUS, and Inquam Broadband, or tell us why you believe no such discussion is required by Item 303(a) of Regulation S-K.

The section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been revised in response to the Staff’s comment with respect to PacketVideo. The Company does not believe that a separate discussion of the operations, liquidity and capital resources of CYGNUS or Inquam Broadband would be useful or appropriate to an understanding of the Company’s business. Neither CYGNUS nor Inquam Broadband is material to the Company as a whole. As noted on page 10 of the Registration Statement, since the acquisition of CYGNUS in 2006, its operations have been combined with the operations of NextWave’s Advanced Technology Group. Inquam Broadband does not have any significant operating activities. The Company believes that a combined presentation for these entities gives the best understanding of the Company’s business as a whole in 2006. Please note that the discussion of acquisitions has been moved to the Liquidity and Capital Resources section in response to the Staff's comment number 21.

17.
The Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding your MD&A to address any known trends or uncertainties that could materially affect your results of operations or liquidity in the future, providing detailed and quantified disclosure to the extent practicable in place of the vague and generalized disclosure that currently appears in this section. For example, discuss and analyze the expected costs of your anticipated expansion of research and development activities. As another example, discuss how your agreement to purchase wireless spectrum licenses for $81.6 million during 2006 will impact your business, including how you intend to pay for the licenses. Similarly address the estimated increase in expenses associated with being a public reporting company.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

Detailed disclosure of the company’s future liquidity requirements should also be provided, including quantified disclosure, if possible. Your liquidity section should discuss the cash requirements for implementing your business strategy. For example, your liquidity section should provide detailed (and quantified, if possible) disclosure regarding the expenses you expect to continue to incur in connection with your expansion plans, including expanding your research and development activities and growing your PacketVideo business, and how this strategy will affect the company’s cash needs. Explain how such expansion plans will affect your capital expenditures and liquidity. Also quantify the expected amounts of capital expenditures for 2006 and clarify when you expect to begin volume sales of your chipsets and network components.

Although we give specific examples, we believe you should generally revise your Management’s Discussion and Analysis and Liquidity and Capital Resources discussions, provide more specific detail, and consider the guidance in Release No. 33-8350.

The Registration Statement has been revised on pages 54-55 in response to the Staff’s comment.

Overview, page 46

18.
The purpose of an Overview section is to provide investors with an executive level introduction to NextWave, its subsidiaries, its products and services, and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. In providing this information, it is important that it not merely duplicate the detailed information provided in the Business section. Rather, the Overview section should provide investors with an executive level introduction of the economic or industry-wide factors that management views as most relevant to the company as a whole and to each of its operating subsidiaries. Also, this discussion should provide insight into challenges, risks and opportunities of which management is aware of and discuss any actions being taken to address the same. This latter point seems particularly significant given your recent acquisitions and investments, expansion strategy, and history of operating losses, to name a few. For a more detailed discussion of what is expected in this section, please refer to Release No. 33-8350.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

The Registration Statement has been revised on page 49 in response to the Staff’s comment.

Acquisitions and Strategic Developments, page 47

19.	Disclose the identity of the “company that provides enhanced data services,” specify the nature of the “enhanced data services” it provides and summarize the material terms of that acquisition.

The Company does not believe that the identity of the company or indeed the acquisition itself is material to its business taken as a whole and has deleted the reference to the acquisition.

Results for the Period from Inception (April 13, 2005) to December 31, 2005, page 48

20.
Please quantify the impact of each factor when multiple factors contribute to particular line items, including cost of revenues, general and administrative expenses and sales and marketing expenses. Stating that costs are “primarily due to . . .” may not provide your investors with sufficient understanding of the factors that impacted the particular line item. For example, disclose the portion of your general and administrative expenses attributable to compensation as compared to professional fees, facility costs, information technologies and service costs.

The Registration Statement has been revised on pages 50-52 in response to the Staff’s comment.

Liquidity and Capital Resources, page 49

21.
For ease of understanding of your company’s financial condition from the period between emergence from Chapter 11 to the present, please revise MD&A to provide a breakdown indicating the amount cash that was available to the company upon its emergence from Chapter 11 compared to the consideration that has been paid, subsequent to the company’s reorganization, for the acquisition of PacketVideo, CYGNUS, Inquam Broadband, an interest in Hughes Systique, and “a company that provides enhanced data services” (page 50).

The Registration Statement has been revised on page 53 in response to the Staff’s comment.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 57

22.	Identify by footnote the natural person(s) with voting and/or investment control over the shares held by Resurgence Asset Management and Midtown Acquisitions LLC.

The Registration Statement has been revised on page 63 in response to the Staff’s comment.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

Item 6. Executive Compensation, page 64

23.
Please revise the Summary Compensation Table to include all of the columns set forth in the sample table in Item 402(b)(1) of Regulation S-K. For further guidance, please also see Section III.A of Executive Compensation Disclosure; Securityholder List and Mailing Requests, Release No. 34-32723 (August 6, 1993) and Interpretation J.19 from the 1997 Manual of Publicly Available Telephone Interpretations.

The Company has reviewed Interpretation J.19 , which provides in relevant part that “[t]he compensation disclosure rules do not, as a general rule, permit registrants to deviate from the highly formatted tabular presentations required except to omit any column or table otherwise not applicable.” The Company has added a column to the Summary Compensation Table to disclose the sum of the number of securities underlying stock options granted during the relevant reporting period. The Company has omitted all other columns, other than those under “Annual Compensation” in the sample table in Item 402(b)(1) of Regulation S-K, because there was no other type of compensation earned during the relevant fiscal period.

24.
Please summarize the material terms of any employment agreements with executive officers. Also file such employment agreements as exhibits to the Form 10 as required by Item 601(b)(10) of Regulation S-K.

One of the Company’s executive officers (not a “named executive officer” as defined by Item 402(a)(3)) has an at-will employment agreement which would provide for six months of salary payments in the event such officer’s employment is terminated without cause, which compensation would amount to less than $110,000. The Company believes this agreement is immaterial in amount and significance, and accordingly does not believe this agreement is required to be filed as a material contract. None of the other executive officers of the Company has any employment or severance agreement with the Company or any of its subsidiaries.

Director Compensation, page 69

25.
According to page F-13 of your document, the company values option or warrant awards issued to non-employees at their fair value. Please revise your discussion of the option grants to your directors to disclose the fair value of the options.

The Company accounts for the options or warrants granted to non-employee directors in accordance with the provisions of APB No. 25, unless the grant is for services unrelated to their role as a director. For grants of options or warrants to non-employee directors for services unrelated to their role as a director the options and or warrants are accounted for under the provisions of SFAS 123R and EITF 96-18. The Registration Statement has been revised on page F-39 in response to the Staff’s comment.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

Financial Statements and Notes

Note 1. NextWave, Summary of Significant Accounting Policies and Significant Accounts

Inception of NextWave Wireless LLC, page F-7

26.
It appears that you applied SOP 90-7 in presenting fresh start financial statements of NextWave Wireless LLC (“NextWave”) on April 13, 2005. If so, explain to us how you qualified for fresh start reporting under the guidance of paragraph 36 of SOP 90-7 in view of the continual ownership of NextWave by NTI shareholders after the emergence from bankruptcy.

The Company did not apply the provisions of SOP 90-7 and the assets and liabilities which were comprised of cash, certain recently purchased spectrum licenses and strategic investments were recorded based on their carryover basis which the Company believed, based on the nature of the assets, approximated fair value. The Registration Statement has been revised on page F-24 in response to the Staff’s comment.

Engineering, Research and Development, page F-10

27.
We note you disclose “technological feasibility is reached shortly before the products are available for general release to customers.” Revise this policy disclosure to specifically state how you determine when technological feasibility is reached. Refer to paragraph 4 of SFAS No. 86.

The Registration Statement has been revised on page F-27 in response to the Staff’s comment.

Business Realignment Costs, page F-10

28.
Explain to us the facts and circumstances supporting your accrual of $7.1 million for minimum purchase obligations that will not be utilized. Tell us what items the minimum purchase obligations are for and if you are continuing to purchase them. Also, explain to us why you did not include this charge within cost of sales in your income statement.

The Registration Statement has been revised on page F-27 in response to the Staff’s comment. The Staff is supplementally advised that the accrual of $7.1 million was related to network services associated with the construction of capitalizable assets which were not yet placed into service or associated with a revenue producing activity.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

Note 2. Business Combination, page F-15

Acquisition of PacketVideo

29.
It is difficult to understand why the PacketVideo purchase price allocation is preliminary given that the purchase was consummated on July 19, 2005. Specify in your disclosure exactly what information you are waiting for, that was available or obtainable at the acquisition date, and disclose when you expect to obtain it, and advise us.

As reflected on page F-33 of the Registration Statement, the PacketVideo purchase price allocation is now final.

Note 6. Commitments and Contingencies

Indemnification of NextWave Telecom Inc. and Verizon Wireless Corp, page F-19

30.	Explain to us your basis in GAAP for not reporting the escrow amount or the non-recourse secured notes on your balance sheet.

As noted in the Form 10 at pages 27-28 under the heading “Our History - Plan of Reorganization and Verizon Wireless Transaction,” NextWave Telecom Inc. and its subsidiaries (other than Old NextWave Wireless) were sold to Verizon Wireless to help fund the plan of reorganization of the NextWave Telecom Group. In the Verizon transaction, a total of $165 million was held back from the Verizon purchase price in escrow (the “Escrow Amount”) in order to satisfy any amounts due to Verizon Wireless in the event any net operating losses of NextWave Telecom and its subsidiaries become unavailable, to cover any tax deficiencies for the pre-closing tax period, and to cover other indemnifiable losses relating to NextWave Telecom and its subsidiaries. The Escrow Amount will be released in accordance with the escrow agreement upon the expiration of the applicable statute of limitations relating to the tax matters addressed above.

Under the terms of the Escrow Agreement, the FCC may be eligible to receive up to $16 million to the extent that the full $165 million is released from the Escrow, with the remaining $149 million to be distributed to the former NextWave Telecom shareholders.

As part of the plan of reorganization, NextWave issued $149 million of Non-Recourse Secured Notes to the former equityholders of NextWave Telecom to represent their interest in the Escrow Amount. The notes bear no interest and mature on April 13, 2055, and are merely a mechanism to preserve and reflect the interest of the former NextWave shareholders in the Escrow Amount. NextWave is merely serving as an agent to facilitate the distribution of any escrow proceeds to the former NextWave shareholders. Any claims under the notes will only be satisfied by any released Escrow Amount, net of payments due to the FCC. In the event the escrow is terminated before the maturity date and all released amounts have been paid to the note holders, any notes then outstanding will be null, void and of no effect. No holder of any notes will have any recourse against the Company or its assets or its affiliates, except to the extent that the Company receives any portion of the released Escrow Amount or otherwise does not comply with the indenture governing the notes or the related agreements.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

The Company believes the Notes represent a contingent liability in accordance with SFAS No. 5. The contingent liability is realized only if amounts held to satisfy Verizon’s indemnity claims are released from escrow. In preparing the 2005 financial statements the Company believes it is possible that amounts could be released from escrow, however, it was not possible to make any estimate of any such amounts.

When and if any amounts are released from escrow, NextWave is merely a conduit to distribute amounts to the former equity holders of NextWave Telecom and the FCC and the amounts received and distributed will not result in a gain nor a loss. The Company also considered the release of amounts from escrow subsequent to the maturity of the Notes in 2055 but determined it was a gain contingency requiring disclosure only. The Company also considered recording the Escrow Amount as an asset however concluded it does not provide a probable future benefit, could not be estimated nor does NextWave control the escrow account. As a result the Company has not included any amounts related to the Notes and the Escrow Amount in its financial statements, other than the footnotes to the financial statements. The Registration Statement has been revised on pages F-36 through F-37 in response to the Staff’s comment.

Note 9. Unit and Stock Option Plan

PacketVideo 2005 Equity Incentive Plan, page F-23

31.	If true, disclose in Note 9 that upon effectiveness of your Form 10 the PacketVideo outstanding options will convert into options to purchase shares of NextWave common stock, or advise us.

The PacketVideo 2005 Equity Incentive Plan provides that the PacketVideo options will be automatically converted into options to purchase shares of NextWave common stock upon the Company’s consummation of a public offering of its common stock by filing a registration statement on Form S-1 or an equivalent replacement form. Because the Form 10 registration does not constitute a “public offering” and does not involve Form S-1 or an equivalent replacement form, the options will not convert upon effectiveness of the Form 10.

32.
With a view towards disclosure, explain to us how you intend to account for the conversion of the outstanding options to acquire PacketVideo common stock into equivalent options to acquire NextWave common stock.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

At the time of conversion, the exchange will be accounted for as a modification under SFAS 123R and could result in additional compensation charges. In accordance with SFAS 123R, the calculation of the additional charges will be based on the excess of the fair value of the modified award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. The Registration Statement has been revised on pages F-16 and F-41 in response to the Staff’s comment.

Warrants and Other Unit-Based Compensation, page F-23

33.
Clearly disclose how the warrant exercise credits function and how you are accounting for them, and advise us in detail. In your response please explain your basis in GAAP for your accounting and provide specific references to the supporting accounting literature. You should specifically explain your consideration of the guidance in paragraph 12 of EITF Issue No. 00-19 when deciding how to present the warrants in your balance sheet and your consideration of the guidance in SFAS No. 133.

In September 2005, NextWave issued warrants to purchase 3,000,000 membership interests of NextWave to Station 4, LLC, a strategic advisor, at an exercise price of $1.00 per warrant. The advisor can earn up to $3,000,000 in warrant exercise credits by providing services over the term of the agreement with $416,665 in warrant exercise credits earned on January 15, 2006 and $83,333 in exercise credits earned on the first day of each month thereafter through September 2008. Under the terms of the agreement the exercise credits can never be settled in cash and can only be applied to the cost to purchase the warrants. Therefore, the Company does not believe the guidance in paragraph 12 of EITF 00-19 is applicable. The $3 million in exercise credits are being expensed ratably as earned over the three year term of the agreement with the offset to membership equity. In addition to the $3 million in charges recorded for the warrant exercise credits, the warrants are being measured using the fair value method as prescribed by SFAS No. 123R and EITF 96-18. The fair value assigned to the vested increments of this warrant were estimated at the date of vest and the fair value of the unvested increments will be remeasured at the end of each reporting period until vested, when the final fair value of the vesting increment is determined. The Registration Statement has been revised on page F-41 in response to the Staff’s comment.

34.	Disclose the nature and significant terms of the advisory services agreement disclosed in the last paragraph on page F-23. Tell us if this is a related party transaction.

The advisory services agreement referred to on page F-23 is with Station 4, LLC, a strategic advisor which is not a related party. Pursuant to the agreement, Station 4 is merely providing consulting and advisory services to the Company in connection with acquisitions of spectrum and other matters. Station 4 has not and will not be engaged in leasing spectrum to the Company. Any acquisitions of spectrum would be consummated directly by the Company with third parties. The Registration Statement has been revised on page F-41 in response to the Staff’s comment.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

35.
Refer to your agreement to issue 5 million membership interests in connection with a major transaction, disclosed on page F-23. Disclose and explain to us the nature and terms of the transaction defined in the agreement that would trigger the issuance of 5 million membership interests. Explain why NextWave essentially receives the use of specified spectrum and clarify who owns the spectrum and whether NextWave will assume ownership. Disclose the fair value of the spectrum and NextWave’s cost for using it. Also clarify what constitutes a significant contribution by the advisor. Tell us if this is a related party transaction and if so, disclose this information.

We refer to the Company’s response to Comment 34.

Exhibits

36.	To the extent material, please file as exhibits your agreements to acquire CYGNUS, Inquam Broadband, PacketVideo, and “a company that provides enhanced data services.”

In response to the Staff’s comment, the Company has filed the Agreement and Plan of Merger by and among NextWave Wireless LLC, PVC Acquisition Corp., PacketVideo Corporation and William D. Cvengros, as the Stockholder Representative, as Exhibit 2.2 to the Registration Statement. The Company believes that the agreements to acquire CYGNUS Communications, Inquam Broadband and the company that provides enhanced data services are not material to the Company and that the Company is not required to file them as exhibits according to Item 601(b)(2).

37.
Please file as an exhibit the agreement governing the services provided by Manchester Financial in connection with the acquisition of certain spectrum rights, or advise us why you do not believe you are required to do so. See Item 601(b)(10)(ii)(A) of Regulation S-K.

There is no written or unwritten agreement with Manchester Financial aside from the Warrant which has already been provided as an exhibit to the Registration Statement. The Warrant was provided because the Company’s Board of Managers determined that it was appropriate to provide Manchester Financial with compensation for its services in identifying and pursuing on behalf of the Company certain wireless spectrum licenses which were ultimately leased by the Company. Manchester Financial is not currently providing any services to the Company.

Frank A. Cassou
NextWave Wireless LLC
June 29, 2006

We would very much appreciate receiving the Staff’s comments, if any, at your earliest convenience. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8239.

Sincerely yours,

/s/ Marita A. Makinen
Marita A. Makinen

cc:	Michele M. Anderson
Derek B. Swanson